FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Alamos Gold Inc. (the “Company”)
Suite 2010, 120 Adelaide Street West
Toronto, Ontario
M5H 1T1

Item 2.

Date of Material Change

December 15, 2005

Item 3.

News Release

The news release was issued at Toronto, Ontario on December 15, 2005.

Item 4.

Summary of Material Change

The Company announced the resignation Edward J. (Ted) Reeve as a director effective December 14, 2005.

Item 5.

Full Description of Material Change

The Company announced that its Board of Directors accepted the resignation Edward J. (Ted) Reeve as a director effective December 14, 2005.

Ted took an active interest in the company over the past year while the Mulatos mine was in construction. He intends to devote more time to family and other personal interests. The Board and management of Alamos Gold Inc. thank Ted for his contribution and guidance during his tenure and wish him well in the future.

Item 6.

Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

The following Executive Officer of the Company is available to answer questions regarding this report:

John A. McCluskey
President and Chief Executive Officer
416.368.9932 (ext 203)

Item 9.

Date of Report

Dated at Toronto, Ontario, this 15th day of December, 2005.